Report of Independent Registered Public
Accounting Firm

The Board of Trustees
The Dreyfus/Laurel Funds Trust:

We have examined management's assertion, included in the accompanying Management Statement
Regarding Compliance With Certain Provisions of the
Investment Company Act of 1940, that Dreyfus
Emerging Markets Debt Local Currency Fund and
Dreyfus Equity Income Fund (collectively, the "May
31st Funds"), Dreyfus Global Equity Income Fund and
Dreyfus International Bond Fund (collectively, the
"October 31st Funds") and Dreyfus High Yield Fund
(the "December 31st Fund") (collectively with the
May 31st Funds and October 31st Funds, the "Funds"), each a series of The Dreyfus/Laurel Funds Trust, complied with the requirements of subsections (b) and
(c) of Rule 17f-2 under the Investment Company Act of 1940 as of February 28, 2017, with respect to securities reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Funds' compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among our
procedures were the following tests performed as of
February 28, 2017, and with respect to agreement of
security purchases and sales, for the period from
November 30, 2016 (the date of the May 31st Funds'
and October 31st Funds' last examination) through
February 28, 2017, and from December 31, 2016 (the
date of the December 31st Fund's last examination)
through February 28, 2017:
1.	Obtained The Bank of New York Mellon's (the
"Custodian") security position reconciliations for all securities held by sub custodians and in book entry form and verified that reconciling items were cleared
in a timely manner;
2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged, placed in escrow, or out for
transfer with brokers, pledgees, or transfer agents, if
any;
3.	Reconciliation of the Funds' securities per the books
and records of the Funds to those of the Custodian;
4.	Confirmation of all repurchase agreements, if any,
with broker(s)/bank(s) and/or agreement of
corresponding subsequent cash receipts to bank
statements and agreement of underlying collateral, if
any, with the Custodian records;
5.	Agreement of pending purchase activity, if any, for
the Funds as of February 28, 2017 to documentation
of corresponding subsequent bank statements;
6.	Agreement of pending sale activity, if any, for the
Funds as of February 28, 2017 to documentation of
corresponding subsequent bank statements;
7.	Agreement of five security purchases and five
security sales or maturities, or all purchases, sales or maturities, if fewer than five occurred since the date of the last examination, from the books and records of
the Funds to corresponding bank statements;
8.	Review of the BNY Mellon Asset Servicing Custody
and Securities Lending Services Service Organization
Control Report ("SOC 1 Report") for the period
January 1, 2016 to December 31, 2016 and noted no
relevant findings were reported in the areas of Asset
Custody and Control.
We believe that our examination provides a
reasonable basis for our opinion. Our examination
does not provide a legal determination on the Funds'
compliance with specified requirements.
In our opinion, management's assertion that the
Funds' complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of February 28, 2017, with respect to
securities reflected in the investment accounts of the
Funds is fairly stated, in all material respects.
This report is intended solely for the information and
use of management and The Board of Trustees of The Dreyfus/Laurel Funds Trust, and the Securities and
Exchange Commission and is not intended to be and
should not be used by anyone other than these
specified parties.
      /s/ KPMG LLP
New York, New York
January 11, 2018








January 11, 2018
Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company Act of 1940

We, as members of management of Dreyfus Emerging
Markets Debt Local Currency Fund and Dreyfus
Equity Income Fund (collectively, the "May 31st
Funds"), Dreyfus Global Equity Income Fund and
Dreyfus International Bond Fund (collectively, the
"October 31st Funds") and Dreyfus High Yield Fund
(the "December 31st Fund") (collectively with the
May 31st Funds and October 31st Funds, the "Funds"), each a series of The Dreyfus/Laurel Funds Trust, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of
Investments by Registered Management Investment
Companies" of the Investment Company Act of 1940.
We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 28, 2017, and from
November 30, 2016 (the date of the May 31st Funds' and October 31st Funds' last examination) through February 28, 2017, and from December 31, 2016 (the date of the December 31st Fund's last examination) through February 28, 2017.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28,
2017, and from November 30, 2016, (the date of the May 31st Funds' and October 31st Funds' last examination) through February 28, 2017, and from December 31, 2016, (the date of the December 31st
Fund's last examination) through February 28, 2017, with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds Trust


Jim Windels
Treasurer